Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of DPW Holdings, Inc. on Form S-3 Amendment #1, File No. 333-233205 of our report which includes an explanatory paragraph as to the Company's ability to continue as a going concern, dated April 16, 2019, with respect to our audits of the consolidated financial statements of DPW Holdings, Inc. as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018, and second explanatory paragraph stating that the financial statements of a wholly-owned subsidiary were audited by other auditors, whose report has been furnished to us, appearing in the Annual Report on Form 10-K. We also consent to the reference to our firm under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

December 27, 2019